flowr™ MC

FLOWR ANNOUNCES APPOINTMENT OF GENERAL COUNSEL

Francesco Tallarico Joins Flowr Executive Team and Flowr Announces Grant of Stock Options

Markham, Ontario, October 4, 2018 – The Flowr Corporation (the "Company" or "Flowr") (TSXV: FLWR) announced today that Francesco Tallarico has joined the Company as General Counsel and Corporate Secretary effective October 1, 2018. Mr. Tallarico brings a wealth of experience in M&A, corporate governance and public company matters, having served as the Chief Legal Officer and Corporate Secretary of a TSX listed pharmaceutical company since 2014.

"I am very pleased to welcome Francesco to the Flowr executive management team," said Vinay Tolia CEO of Flowr. "He is an exceptional leader and lawyer and brings a wealth of experience that we expect will prove instrumental as we continue to execute on our strategic goals." Mr. Tolia continued, "I would like to also thank David Miller, who has been handling our legal matters as corporate secretary, for his tremendous support and leadership. We look forward to our continued relationship with David, as he remains on our Board of Directors."

Prior to joining Flowr, Mr. Tallarico served as Chief Legal Officer and Corporate Secretary at Concordia International Corp., a specialty pharmaceutical company listed on the TSX and operating in over 90 countries. At Concordia, Mr. Tallarico led the global legal and compliance functions, including having led Concordia's M&A transactions valued at over USD$4.5 billion and corporate restructuring that resulted in Concordia reducing its debt by approximately USD$2.4 billion. Before joining Concordia, Mr. Tallarico practiced law in Toronto at Fasken Martineau DuMoulin LLP, specializing in corporate finance, M&A and securities matters. Mr. Tallarico received his Bachelor of Arts from the University of Toronto and his Juris Doctor from the University of Windsor.

In addition, Flowr also announced today that the board of directors of the Company has approved the granting of 325,000 incentive stock options (the "Options") to an officer of the Company. The Options are exercisable at a price of CAD$5.24 per share for a period of five years. The Options will vest in equal proportion on a monthly basis over a period of thirty-six months, with the first monthly vesting to occur on December 31, 2018, with each subsequent vesting to occur on each of the following thirty-five (35) subsequent one (1) month anniversaries of that date.

About Flowr

The Flowr Corporation, through its subsidiaries, is a vertically-integrated Canadian cannabis company focused on the natural science of cannabis. With head offices in Markham, ON and production in Kelowna, BC, Flowr builds and operates large-scale, GMP designed cultivation facilities utilizing its own patented growing systems. Flowr's investment in research and development ensures that its master growers are able to supply patients with consistent, high-quality medicinal cannabis. With a sense of

craftsmanship and a spirit of innovation, Flowr is also well positioned with a line of premium quality cannabis products for the upcoming adult-use market.

The Company has agreements with three provinces to provide its premium cannabis for the upcoming adult recreational use market and Flowr has an exclusive R&D alliance with Hawthorne Gardening, a subsidiary of The Scotts Miracle-Gro Company (NYSE: SMG). Flowr began trading on the TSX Venture Exchange on September 26, 2018 under the symbol FLWR.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; and Instagram: @flowrcanada

Contacts

Media
Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Alex Dann: +1.905-940-3993 x1503, adann@flowr.ca

Forward-Looking Statements and Information

Although the Company believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate that the expectations reflected in this forward-looking information are reasonable, undue reliance should not be placed on them because the Company can give no assurance that they will prove to be correct. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release include information relating to senior management team and Board of Directors of the Company, their experience and their anticipated impact on the Company and the ability of the Company to be well positioned with a line of premium quality cannabis products for the upcoming adult-use market. Such statements and information reflect the current view of Flowr. Risks and uncertainties may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and information. Such factors include, among others, the following risks: (i) the officers and board members described in this press release may not

have the experience to grow Flowr or enable it to achieve its goals; (ii) Flowr may require additional financing from time to time in order to continue its operations and financing may not be available when needed or on terms and conditions acceptable to Flowr; (iii) new laws or regulations could adversely affect Flowr's business and results of operations; (iv) Flowr may not be well positioned with a line of premium quality cannabis products; (v) competitive factors; (vi) the loss of licenses or approvals; and (vii) the stock markets have experienced volatility that often has been unrelated to the performance of companies. These fluctuations may adversely affect the price of Flowr's securities, regardless of its operating performance. There are a number of important factors that could cause Flowr's actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: currency fluctuations; limited business history of Flowr; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses, and general market and industry conditions. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of Flowr, their securities, or their operating results (as applicable).

Flowr cautions that the foregoing list of material factors is not exhaustive. When relying on Flowr's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Flowr has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking statements and information contained in this press release represents the expectations of Flowr as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking statements and information and should not rely upon this information as of any other date. Flowr does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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